SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2005

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

Corporate Events Calendar

Company Information
Company Name	Net Serviços de Comunicação S.A.
Central Office Address	Rua Verbo Divino, 1356
Internet Site	www.netservicos.com.br
Investor Relations Officer	Name: Leonardo Pereira
E-mail (1): leonardo.pereira@netservicos.com.br
E-mail (2): ri@netservicos.com.br
Telephone: (5511) 5186-2785
Fax: (5511) 5186-2780
Publications (and locality) in which its corporate documents are published	Valor Econômico and Diário Oficial do Estado de São Paulo

Annual Financial Statement and Consolidated Financial Statement, when applicable, as of 12/31/2004
Event	Date
Accessible to Shareholders	03.04.2005
Publication	03.04.2005
Submission to BOVESPA	03.04.2005

Standardized Financial Statement (DFP), as of 12/31/2004
Event	Date
Submission to BOVESPA	03.04.2005

Annual Financial Statements - IAN, as of 12/31/2004
Event	Date
Submission to BOVESPA	05.29.2005

Quarterly Financial Statements - ITR
Event	Date
Submission to BOVESPA
Referring to 1st quarter	05.04.2005
Referring to 2nd quarter	08.01.2005
Referring to 3rd quarter	11.07.2005

Ordinary Shareholders Meeting
Event	Date
Publication of the Call Notice	04.14.2005
Submission of the Call Notice to BOVESPA accompanied by the Administrative Proposal, when available	04.14.2005
Ordinary Shareholders Meeting	04.29.2005
Submission of the main deliberations of the Ordinary Shareholders Meeting to BOVESPA	05.02.2005
Submission of the Minutes of the Ordinary Shareholders Meeting to BOVESPA	05.02.2005

Extraordinary General Meeting already scheduled
Event	Date
Publication of the Call Notice	NA
Submission of the Call Notice to BOVESPA accompanied by the Administrative Proposal, when available	NA
Extraordinary General Meeting	NA
Submission of the main deliberations of the Extraordinary General Meeting to BOVESPA	NA
Submission of the Minutes of the Ordinary Shareholders Meeting to BOVESPA	NA

Public Meetings with Analysts
Event	Date
Public Meeting with Analysts in São Paulo	03.15.2005
Public Meeting with Analysts in Rio de Janeiro	03.17.2005
Public Meeting with Analysts in Rio de Janeiro	05.10.2005
Public Meeting with Analysts in São Paulo	05.11.2005
Public Meeting with Analysts in Rio de Janeiro	08.10.2005
Public Meeting with Analysts in São Paulo	08.11.2005
Public Meeting with Analysts in Rio de Janeiro	11.23.2005
Public Meeting with Analysts in São Paulo	11.24.2005

Board of Directors Meeting
Event	Date
Board of Directors Meeting	NA
Submission of the main deliberations of Board of Directors Meeting to BOVESPA	NA
Submission of the Minutes of Board of Directors Meeting to BOVESPA	NA

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 02, 2005

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Leonardo Porciúncula Gomes Pereira Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.